February 5, 2018

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     National General Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 23, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 8, 2017
File No. 001-36311

Dear Mr. Rosenberg:

Thank you for your letter dated January 29, 2018 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) and Quarterly Report on Form 10-Q for the period ended September 30, 2017 (the “2017 Form 10-Q”) of National General Holdings Corp. (“National General” or the “Company”).

We have carefully considered the Staff’s comments and set forth our response below. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Consolidated Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Earnings (losses) of equity method investments, page 57

1.	We acknowledge the proposed “little r” restatement disclosure provided in response to prior comment 2. Please address the following:

•
In light of the nature and number of the adjustments you intend to reflect in your restatement, tell us how your internal controls over financial reporting (ICFR) would have identified each such error if the amounts involved were material as a material weakness in ICFR is not dependent on the magnitude of actual errors but on whether there is a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.

With respect to the adjustments that we intend to reflect in our “little r” restatement, we note that a number of the adjustments were identified by the Company in the beginning of 2017 as part of the Company’s financial reporting process in preparation of its financial statements for the year ended December 31, 2016. During this process, the Company concluded that such adjustments were individually and in the aggregate, quantitatively and qualitatively immaterial to the current and prior period financial statements. Such items were included on the Company’s Schedule of Unadjusted Differences with respect to the year ended December 31, 2016 and recorded in the Company’s financial statements in 2017.

In 2016, the Company implemented enhanced internal controls over financial reporting in our financial reporting process, in particular relating to the precision of and documentation of management review procedures over certain accounts in our financial reporting environment. The adjustments identified during these enhanced reviews were determined to be immaterial individually and in the aggregate and were self-identified as the result of the effective operation of the Company’s internal controls over financial reporting.

As further explained below, management assessed the deficiencies relating to each of these adjustments identified both individually and in the aggregate to determine whether these adjustments resulted in a material weakness in internal controls over financial reporting. Such assessments took both qualitative and quantitative factors into consideration in accordance with SEC Release No. 33-8810 to determine whether there was a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis and how the applicable internal controls or compensating controls would have identified each such error if the amounts involved were material. With respect to the aggregate assessment, management concluded that none would aggregate to a material weakness.

The Company further considered whether any of these deficiencies either individually or in the aggregate might prevent prudent officials in the conduct of their owns affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP to determine if such deficiencies, individually or in the aggregate, were an indicator of material weakness. The Company assessed indicators of material weakness and determined that none were applicable. Such assessment included, without limitation, that there was no identification of fraud on the part of senior management, there was no restatement of previous financial statements for a material misstatement nor could the errors have risen to a level such that there was a material misstatement, and there was effective oversight by our audit committee.

The following is a summary of our detailed assessment and conclusion that we reached for each of these deficiencies at the time they were identified:

Earnings of Equity Method Investments - Management concluded that the failure to include the prior period related amortization and depreciation in 2015 and 2016 with respect to its limited partnership real estate interests was an error and the control deficiency identified related to not identifying the proper accounting for a unique intangible asset utilized in the real estate industry at the inception of these investments. In 2016, the Company identified the need for an ongoing review control which was implemented in 2017, and did not identify any other errors or deficiencies in the controls over other invested assets. In order to prevent future misstatements related to any future real estate transactions management implemented a review control which includes the specialized knowledge required in the real estate industry. In evaluating the severity of this control deficiency using both quantitative and qualitative factors the Company concluded that the impact of this difference is not material to any previously issued annual or quarterly financial statements. As we included all of our real estate investments in this evaluation, we concluded that the adjustment was the maximum amount of potential financial statement impact per period. Additionally, we determined that our internal controls over the selection and implementation of accounting policies is operating effectively as a compensating control to prevent any material errors arising from selecting an accounting model that is not in accordance with GAAP. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude, as well as the compensating controls, management concluded that this was not a material weakness in internal controls over financial reporting.

Loss Reserves - Management concluded that the annual experience study used to derive rates of termination for estimating individual claim reserves on a specific European A&H product (the only such product in our A&H business) misclassified certain claims in the study. This error was identified by management during the performance of the annual experience study for 2017 whereby management increased the level of precision in their review of controls and identified the inappropriate claims included in the 2017 study and their effect on current and prior year reserve estimates. Management concluded that no further enhancements in controls were necessary during 2017 being that the current year review was precise enough to identify this error and any other errors that could be material to the financial statements. In evaluating the severity of this control deficiency using both quantitative and qualitative measures, the Company concluded that the impact of this difference is not material to any previously issued annual or quarterly financial statements. Additionally, being that this is the only product that requires an experience study to estimate individual claim reserves, management concluded that this control enhancement and related deficiency does not impact any other balance included in our current or prior period financial statements. Therefore the nature of this error cannot reasonably possibly result in a material error in the current and prior period annual and interim financial statements. Further, management concluded that their controls over all other data used in the Company’s reserving processes are designed and operating effectively. Based on the immateriality of the actual error in each of the relevant prior periods and the lack of the reasonable possibility of this error reaching a material magnitude, as well as the compensating controls, management concluded that this was not a material weakness in internal controls over financial reporting.

Tax Expense - Management identified that the tax impact relating to the fair value adjustment on acquired loss reserves, recorded in connection with the November 2016 acquisition of Direct General, was inappropriately excluded from the annual financial statements for 2016. This error was identified through management’s enhancement of the precision of the review process over the tax entries recorded in connection with the opening balance sheet amounts recorded upon completing an acquisition of a business. Management evaluated the review procedures and corresponding tax amounts recorded for all other opening balance sheet amounts and concluded that they were sufficient and appropriate. Further, management determined that it was not reasonably possible for this error to result in a material misstatement to any financial statement period being that there is a compensating control that evaluates and reconciles the effective tax rate and related impact on opening amounts recorded and any material difference would be investigated and resolved. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude, as well as the compensating controls, management concluded that this was not a material weakness in internal controls over financial reporting.

Reclassification of Costs Associated with Claims Handling - Management determined that certain claims handling costs previously classified as general and administrative expenses should have been classified as loss adjustment expenses in prior years. As previously explained in our letter dated January 23, 2018, this reclassification error had no impact on the combined loss ratio which management has determined to be the key measure used by the readers of our financial statements being that the definition of expense ratio often varies from company to company. The Company has always had controls that were designed and operating effectively over the combined loss ratio being stated appropriately in our financial statements. Also, the Company determined that there was no impact nor could there have been an impact on the balance sheet, cash flow statement, total revenue or expenses, pre-tax or net income total revenue or total expenses, and combined ratio. Additionally, the Company has extensive mitigating internal controls surrounding the classification of expenses in general including a budget variance analysis and financial statement review controls. Upon the identification of this classification error, management analyzed the classification of other operating expenses and determined all balances to be appropriately classified and the corresponding mitigating controls to be designed and operating appropriately. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude which would be relevant to the readers of our financial statements, management concluded that this was not a material weakness in internal controls over financial reporting.

Goodwill Reversal - The Company inappropriately recorded a goodwill impairment during the fourth quarter of 2016 when the operating income at the reporting level was sufficient to support the recoverability of goodwill. This error was identified through a refinement of the review control over this annual impairment process that management concluded upon in early 2017 prior to the issuance of the Company’s financial statements. Management evaluated this error both individually and in the aggregate and determined that it was immaterial with respect to the Company’s financial statements. In evaluating the deficiency related to lowering the precision used in this review control it was determined that this adjustment was below the threshold previously used to detect these types of errors, however it was also concluded that based on the previous threshold and the nature of the previous review it was not reasonably possible for this error to result in a material misstatement to any financial statement period. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude which would be relevant to the readers of our financial statements, management concluded that this was not a material weakness in internal controls over financial reporting.

Investments - The Company incorrectly classified one trading portfolio investment as available-for-sale at December 31, 2016. While total investments and total equity were recorded correctly, the appreciation was recorded in OCI rather than income. This error was identified early in 2017 during an investment reconciliation process where the securities in the trading and available for sale securities are reconciled. Management determined that this reconciliation was performed during 2016, however based upon the immateriality of this item this difference was not resolved timely during December 31, 2016. There were no other unresolved item identified in this reconciliation as of December 31, 2016. Had the unresolved item been larger during 2016, management would have insisted that these items were resolved prior to the issuance of the financial statements. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude which would be relevant to the readers of our financial statements, management concluded that this was not a material weakness in internal controls over financial reporting.

Gross Premium Written - During 2016 immaterial adjustments were identified relating to the Company’s gross premium written, acquisition costs and other underwriting expenses in its property and casualty business segment for the year ended December 31, 2016. Management concluded that these adjustments were below our thresholds utilized in these controls that are designed to detect these types of errors and that our controls are appropriately designed and operating effectively. The error was the result of a deficiency in transactional controls over the set-up of policies. However, compensating controls existed to mitigate the risk of a material error including review controls related to premium growth, loss ratios and budget to actual results. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude due to the existence of compensating controls, management concluded that this was not a material weakness in internal controls over financial reporting.

Additional Paid-in-Capital - During 2017 the Company identified that withholding taxes on the company’s stock awards were inappropriately classified in income instead of additional paid in capital where the stock award was recorded. The Company identified this error in executing our review control over the vesting of these awards where it was identified that the corresponding tax impact was not appropriately reflected in additional paid in capital. Management determined that the entire amount of withholding taxes on stock awards is immaterial to the Company and therefore that this error cannot result in a material adjustment to the Company’s financial statements. Based on the immateriality of the actual error in each of the relevant periods and the lack of a reasonable possibility of the error reaching a material magnitude, management concluded that this was not a material weakness in internal controls over financial reporting.

Management also assessed the related control enhancements discussed above and concluded that none of these enhancements resulted in a material change to our internal controls during 2017.

Management evaluated the severity of the deficiencies in internal control over financial reporting related to the above errors individually and in the aggregate, and concluded that no material weakness exists. In arriving at this conclusion, management considered these deficiencies, and considered all other control deficiencies for aggregation, and concluded that none would aggregate to a material weakness.

•
Revise the description of the adjustments provided on page 10 of your response to also discuss, where appropriate, the impact on your interim 2017 financial statements. In this regard, it appears that adjustments 3, 4, 6 and 7 impact the 2017 interim results presented in the tables on pages 16, 18 and/or 20 of your response.

The revised description of the adjustments will be updated as follows:

“The nature and description of each of these adjustments is as follows:

1.
Reclassification of Costs Associated with Claims Handling. The Company classified certain costs associated with claims handling within general and administrative expenses in 2016 and 2015. The Company has reclassified these costs from general and administrative expenses to loss adjustment expense in 2016 and 2015. This correction resulted in increases in loss and loss adjustment expense and corresponding decreases in general and administrative expenses in 2016 and 2015.

2.
Earnings of equity method investments. The Company received information in 2017 from an investment’s general partner relating to amortization and depreciation of certain limited partnership real estate investments. The information related to prior periods and the initial impact was recorded in the second quarter of 2017. This correction resulted in a $9,800 and $7,200 decrease in equity in earnings of unconsolidated subsidiaries in 2016 and 2015, respectively; and a corresponding $2,300 decrease, a $14,700 and $17,000 increase in equity in earnings of unconsolidated subsidiaries for the three, six and nine months ended September 30, 2017, respectively.

3.
Gross Premium Written. The Company corrected its P&C segment gross premium written and acquisition costs and other underwriting expenses due to calculation errors. This correction resulted in a $1,390 increase in gross premium written and a $151 decrease in acquisition costs and other underwriting expenses in 2016, and a $296 and $732 increase in gross premium written and acquisition costs and other underwriting expenses in 2015, respectively; and a corresponding $1,686 and $581 decrease in gross premium written and acquisition costs and other underwriting expenses, respectively, for the three, six and nine months ended September 30, 2017.

4.
Loss Reserves. The Company made adjustments to its A&H segment loss reserves by correcting a discount rate and other calculation errors. This correction resulted in a $1,843 and $308 increase in loss and loss adjustment expense in 2016 and 2015, respectively, and a $6,643 increase to the unpaid loss and adjustment expense reserves opening balance as of January 1, 2015; and a corresponding $2,492 and $3,279 increase and a $8,794 decrease in loss and loss adjustment expense for the three, six and nine months ended September 30, 2017, respectively.

5.
Goodwill Reversal. The Company recorded a goodwill impairment in 2016 and recognized it at the consolidated level. The A&H reporting unit level had no goodwill impairment so no goodwill impairment should have been recognized at the consolidated level. This correction resulted in a $3,074 decrease in general and administrative expenses in 2016.

6.
Investments. The Company incorrectly classified a trading portfolio investment as available-for-sale at December 31, 2016. This correction resulted in a $1,900 increase in gains on investment in 2016, and a corresponding $1,900 decrease in gains on investments for the three, six and nine months ended September 30, 2017.

7.
Tax Expense. The Company identified errors in its tax provision during its tax return preparation which resulted in a tax benefit in 2016. This correction resulted in a $5,747 decrease in the provision for income taxes in 2016, and a corresponding $5,747 increase in the provision for income taxes for the three and nine months ended September 30, 2017.

8.
Additional Paid-in-Capital. The Company identified errors when booking withholding tax when share-based compensation shares were net settled. This correction resulted in a $919 decrease in additional paid-in-capital and a corresponding increase in accounts payable and accrued expenses in 2016.”

Form 10-K for the Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
Note 12: Unpaid Losses and Loss Adjustment Expense Reserves, page F-57

2.	Please address the following additional comments related to the proposed reconciliations provided in response to prior comment 4:

•
The reconciliations you provide only deal with 2016 accident year claims incurred and paid. As the aggregate amounts of prior year loss development and prior year claims payments presented in your claims development tables are materially different from that presented in your loss reserve rollforward, provide us with revised disclosure to be provided in Management’s Discussion and Analysis (MD&A) or this footnote that also bridges the gap between your claims development tables and your loss reserve rollforward for prior year loss development and prior year claims payments. In this regard, we note that proposed disclosure consistent with the information provided in your December 14, 2017 response to comment 3 of our November 16, 2017 comment letter would appear to provide readers with meaningful information to understand your overall prior period loss development recorded in 2016.

In addition to the reconciliations provided in our response to prior comment 4 with respect to 2016 accident year claims incurred and paid, we intend to include the following proposed disclosure with respect to prior accident years. We note that the numbers provided below are illustrative and based on our published 10-K for the year ended December 31, 2016, and as noted below in response to the next bullet point, will be updated as appropriate with respect to the impact of the reclassification for the error correction in prior Item 1.

The reconciliation of the net incurred and paid loss information in the loss reserve rollforward table and development tables for year ended December 31, 2016 with respect to prior accident years is as follows:

	2016 - Prior Accident Year Incurred
($’s in thousands)	P&C	A&H	Reciprocal Exchanges	Total
Rollforward table	$5,125	$9,310	$(897)	$13,538
Development tables	27,211	16,643	(3,608)	40,246
Variance	$(22,086)	$(7,333)	$2,711	$(26,708)

Unallocated claims adjustment expenses	(22,045)	(754)	882	(21,917)
Accident years prior to 2010	—	(2,696)	219	(2,477)
Activity pre-closing for business acquired	(41)	—	—	(41)
DE captive subsidiaries	—	(777)	—	(777)
Long-duration contracts	—	(3,449)	—	(3,449)
Effect of foreign exchange rates	—	343	—	343
Activity first quarter 2016 deconsolidation	—	—	1,610	1,610
Variance	$(22,086)	$(7,333)	$2,711	$(26,708)

	2016 - Prior Accident Year Paid
($’s in thousands)	P&C	A&H	Reciprocal Exchanges	Total
Rollforward table	$497,993	$84,824	$19,958	$602,775
Development tables	617,120	76,743	34,756	728,619
Variance	$(119,127)	$8,081	$(14,798)	$(125,844)

Unallocated claims adjustment expenses	5,351	8	470	5,829
Accident years prior to 2010	2,997	578	1,139	4,714
Activity pre-closing for business acquired	(127,475)	—	—	(127,475)
DE captive subsidiaries	—	1,987	—	1,987
Long-duration contracts	—	3,811	—	3,811
Effect of foreign exchange rates	—	1,202	—	1,202
Reserve reclassified to paid	—	495	(3,439)	(2,944)
Activity first quarter 2016 deconsolidation	—	—	(12,968)	(12,968)
Variance	$(119,127)	$8,081	$(14,798)	$(125,844)

We also intend to present disclosure in our upcoming filings in a manner consistent with the information provided in our December 14, 2017 response to comment 3 of our November 16, 2017 comment letter as set forth below.

The $27.2 million of unfavorable prior year development for Property and Casualty shown in the table on page F-59 relates to Loss and ALAE, which does not include ULAE. The table on Page F-57 shows prior year development for Loss and LAE, which includes favorable prior year development from ULAE of $22.0 million for Property and Casualty resulting in total Property and Casualty Loss and LAE unfavorable prior year development of $5.1 million shown in the table on page F-57.

The $16.6 million of unfavorable prior year development for Accident and Health shown in the table on page F-60 relates to Loss and ALAE for all short-duration contracts except for those excluded as indicated in footnote 2 at the bottom of the reconciliation table on page F-62 and also does not include ULAE. The table on page F-57 shows prior year development for Loss and LAE, which includes development from ULAE, short-duration contracts excluded from the table, and insurance lines other than short-duration, each of which were identified as separate line items in the reconciliation table on page F-62. Favorable prior year development of $7.3 million in total attributable to liabilities excluded from the development tables resulted in total Accident and Health Loss and LAE unfavorable prior year development of $9.3 million shown on page F-57.

The $3.6 million of favorable prior year development for the Reciprocal Exchanges shown in the table on page F-61 excludes $1.1 million of total unfavorable prior year development on a combined basis for ULAE, accident years prior to 2010, and the small commercial book of business in runoff as indicated in footnote 3 of the reconciliation table on page F-62, which would otherwise have resulted in a total of $2.5 million of favorable prior year development shown in the table on page F-61 had such items been included in that table. Furthermore, the table on page F-61 includes $1.6 million of total favorable prior year loss and ALAE development during the first quarter of 2016 which was excluded from the table on page F-57 due to deconsolidation at January 1, 2016 and subsequent consolidation at March 31, 2016 of the Reciprocal Exchanges, resulting in total Reciprocal Exchanges favorable prior year development of $0.9 million shown in the table on page F-57.

•
Explain to us why the reconciliations you present do not include a reconciling item for the error correction addressed in prior comment 1. In this regard, it appears that loss and loss adjustment expense (LAE) for the year ended December 31, 2016 as originally reported was $131.892 million understated. In addition, as you represent in your December 14, 2017 response to comment 7 of our November 16, 2017 comment letter that the historical reserves for loss and LAE on your reported balance sheets properly included the LAE previously misclassified in your consolidated statements of income, we presume that your loss and LAE paid as depicted in your reserve rollforward was also understated by the same amount. As such, unless your claims development tables also exclude the previously misclassified LAE, we would expect your claims development tables in your 2016 Form 10-K to depict higher amounts for both claims incurred and paid than in your reserve rollforward.

The reconciliations were presented in an illustrative manner to be consistent with the previously reported loss and loss adjustment expense incurred. Going forward, the loss and loss adjustment expense in the rollforward tables will of course be based on the loss and loss adjustment expense as corrected and a reconciling item will not be necessary for the reclassified expenses.

We confirm that loss and loss adjustment expense (LAE) for the year ended December 31, 2016 as originally reported was $131.892 million understated on both (i) our consolidated statements of income and (ii) as depicted in our reserve rollforward, due to the previously misclassified unallocated claims adjustment expenses. We also confirm that unpaid loss and LAE as originally reported on our balance sheets properly included reserves for all LAE. We note, however, that since the previously misclassified paid LAE was related only to unallocated claims adjustment expenses, such previously misclassified items were appropriately and properly excluded from our claims development tables because the claims development tables only include allocated claims adjustment expenses and exclude unallocated claims adjustment expenses by definition.

•	Please represent to us, that you will provide explanatory disclosure in future filings for those reconciling items that are not self-evident in the context of your other disclosures.

We will provide explanatory disclosure in future filings for those reconciling items that are not self-evident in the context of our other disclosures.

In connection with our response to the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 380-9492 if you require any further information.

Sincerely,

/s/ Michael Weiner
Michael Weiner, Chief Financial Officer

cc: Jeffrey Weissmann, National General Holdings Corp.